

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 24, 2012

<u>Via E-mail</u>
Irma Colón-Alonso
President
Pay Mobile, Inc.
7695 S.W. 104th Street
Suite 210
Miami, FL 33156

  **Re: Pay Mobile Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2011
    Filed April 20, 2012
    File No. 001-16851**

Dear Ms. Colón-Alonso:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information of the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Kathleen Collins

       Kathleen Collins
       Accounting Branch Chief